Exhibit 19

A. O. SMITH CORPORATION
INSIDER TRADING COMPLIANCE POLICY

Purpose / Policy Statement
A. O. Smith Corporation and our worldwide affiliates are committed to ongoing compliance with all applicable insider trading laws. The purpose of this policy is to assist you in meeting your responsibility to comply with these laws.

Scope / Target Audience
This Policy applies to all directors, officers and employees of A. O. Smith and our subsidiaries, divisions, joint ventures, and other affiliates.

This Policy applies to family members who reside with you (including children away at college), anyone else with whom you share a household, and any family members with whom you do not share a household but whose securities transactions in are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in securities. In addition, this Policy applies to any entities that you influence or control, including any corporations, partnerships, limited liability companies or trusts.

Defined Terms
•Material Information: any information that a reasonable investor would consider important in the decision to buy, hold or sell securities. Generally, it includes any information which could reasonably affect the price of our stocks and/or securities. Some examples of material information are included below. These are only some examples of what may be considered material information. Either positive or negative information may be material.
oInformation regarding future earnings or losses;
oChanges in dividend policies;
oDeclaration of a dividend;
oAny pending or proposed merger, acquisition or tender offer;
oA significant sale of assets or sale of a subsidiary;
oSignificant management changes;
oLabor negotiations;
oThe offering of additional securities;
oInformation about our capital structure, including liquidity or other financial metrics;
oUnusual gains or losses in major operations;
oMajor marketing changes;
oThe gain or loss of a substantial customer or supplier;
oSignificant new products or discoveries;
oA material cybersecurity incident.

•Nonpublic Information: any information about A. O. Smith or our subsidiaries, divisions, joint ventures, or other affiliates that has not been publicly disclosed. We generally consider information as no longer nonpublic after the second business day following the day that we broadly disclose the information to the public. Nonpublic information is typically disclosed by filing annual, quarterly, current or other reports and communications with the Securities and Exchange Commission. We customarily release our annual results during the latter part of January and our quarterly results the third week of April, July and October.

Policy Requirements
As an employee you may have access to material nonpublic information about A. O. Smith or its subsidiaries, divisions, joint ventures, or other affiliates. You may also have access to material nonpublic information about other companies (including our customers or suppliers). If you have access to material nonpublic information, you must pay careful attention to the sections below. If you have any questions you should immediately reach out to the General Counsel or Chief Financial Officer.

Confidentiality and Tipping
If you have or become aware of material nonpublic information, you must keep the information confidential. This includes information about A. O. Smith as well as other companies that you may work with or have confidential information about. You must not disclose the information to anyone, including anyone who may trade in our securities based on the information. You may not suggest or recommend that anyone trade in our securities based on the information. This kind of disclosure is known as “tipping.” We strictly prohibit tipping of any kind. This restriction on tipping also applies to any of your family members, relatives or friends. You are responsible for your family members, relatives or friends complying with this Policy. If you believe you have unintentionally disclosed material nonpublic information, you must immediately report your disclosure to our General Counsel or Chief Financial Officer.

Transactions in Securities While Aware of Material Nonpublic Information
If you are aware of any material nonpublic information, you may not trade (buy or sell), or engage in any other transaction with respect to, any of our securities or take part in any action to use the information until it stops being nonpublic.

It is also the policy of A. O. Smith Corporation that it will not engage in transactions in its securities while aware of material nonpublic information relating to A. O. Smith Corporation or its securities, except if such information is disclosed to the counterparty to such transaction.

Rule 10b5-1 Plans
Rule 10b5-1 of the Securities Exchange Act of 1934 provides a defense from insider trading liability. To be eligible to rely on this defense, a person must enter into a Rule 10b5-1 plan for transactions in company securities that meets certain conditions specified in the Rule (a “10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, company securities may be purchased or sold without regard to certain insider trading restrictions. To comply with this policy, a 10b5-1 Plan must be approved by the General Counsel and meet the requirements of Rule 10b5-1 as discussed further below.

In general, a 10b5-1 Plan must be entered into in good faith at a time when the person entering into the plan is not aware of material nonpublic information regarding our company. Rule 10b5-1 (a) requires a person (other than a director or officer, for whom it is at least 90 days) wait to begin trading under a 10b5-1 Plan until 30 days after the adoption of the plan, (b) generally prohibits a person from having more than one plan in place at the same time and (c) restricts persons from relying on a single-trade plan more than once during any 12-month period. Once the 10b5-1 plan is adopted, the person must act in good faith with respect to the plan and not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The 10b5-1 plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Preclearance Requirement for Transactions
All directors, officers and key employees (who are notified they are subject to this preclearance requirement) must notify the General Counsel and the Chief Financial Officer in writing (by electronic mail or otherwise) before any proposed purchase or sale of, or other transaction with respect to, our stock. The approval of both the General Counsel and the Chief Financial Officer is required for any proposed trade or transaction. An electronic stock approval process is available on AOSNet. Once the director, officer or key employee completes the electronic form, it is automatically routed to the General Counsel and the Chief Financial Officer, and the individual is electronically notified when the process is complete. Clearance will normally be given for a period of fifteen (15) calendar days unless a shorter period is stated and unless the person given clearance is aware of undisclosed material information.

Additionally, directors, officers and anyone who beneficially owns 10% or more of A. O. Smith securities must timely report any changes in their ownership under Section 16 of the Exchange Act by filing a Form 4 with the SEC before the end of the second business day following execution of the transaction. Contact the General Counsel or Wendy Grant, Supervisor Law Department Administration at wgrant@aosmith.com or 414-359-4147, before trading or engaging in other transactions in our securities to ensure that the transaction is reported timely to the SEC.

If you are subject to these preclearance requirements and you wish to trade pursuant to a 10b5-1 Plan, you must obtain the approval of the General Counsel prior to entering into the 10b5-1 Plan. The General Counsel, or his or her designee, must review the 10b5-1 Plan for compliance with this Policy. In addition to the requirements for a 10b5-1 Plan set forth above under “Rule 10b5-1 Plans”:
•You may only enter into or amend a 10b5-1 Plan during an open trade window.

•For directors and officers, the 10b5-1 Plan must also include a representation certifying that they are not aware of material nonpublic information about us and are adopting the plan in good faith and not as a scheme to evade the prohibitions of Rule 10b-5.
•For directors and officers, the first trade may not occur under a 10b5-1 plan until the later of 90 days after the adoption of the plan or two business days following the disclosure of our financial results in a Form 10-Q or Form 10-K relating to the quarter in which the plan was adopted, subject to a maximum of 120 days after adoption of the plan.
•Unless expressly approved by the General Counsel and compliant with Rule 10b5-1, you may have only one 10b5-1 Plan in effect at a time.
•Any amendment to a 10b5-1 Plan will be treated as a termination of an existing 10b5-1 Plan and the entry into a new 10b5-1 Plan. Accordingly, the terms of any amendment must be approved in accordance with the terms of this Policy and must otherwise comply with the terms of this Policy as if the amendment were a new 10b5-1 Plan.
•If you desire to terminate a 10b5-1 Plan, you must consult with the General Counsel prior to terminating the 10b5-1 Plan.

Any advice provided by the General Counsel, or his or her designees, a proposed purchase, sale, gift or other transfer of our will relate solely to pre-clearance and the restraints imposed by law and will not constitute legal advice or advice regarding the investment or tax aspects of any transaction.

All Other Employees
Other employees are not required to obtain pre-clearance of trades or transactions in our stock; however, if you have material nonpublic information, you may not conduct transactions in our stock. You should contact the Chief Financial Officer or General Counsel if you are uncertain as to whether you are restricted from trading or engaging in other transactions at any time or if you would like to discuss whether you are aware of material nonpublic information.

No-Trade Window Periods
Any director, officer or key employee (who is notified they are subject to no-trade window periods) is prohibited from trading, or engaging in other transactions with respect to, any of our securities during designated no-trade window periods. The no-trade window periods begin on the 10th day of the month prior to the month of the release of annual or quarterly financial results and continue through the 2nd business day after the release of the financial results, inclusive of the day of the press release. A copy of the current no-trade window calendar may be found on AOSNet. We may also impose special no-trade windows or blackout periods, as determined and announced to relevant persons by the General Counsel, during which the persons notified will be prohibited from purchasing, selling, gifting or otherwise transferring our securities. If you are so notified by the General Counsel, you should not disclose to others the fact of such suspension of trading.

Hedging, Pledging and Certain Trading Prohibited
You must not enter into transactions that hedge or pledge our securities. Without limitation, the prohibition on hedging includes the purchase of any financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our securities.

Under this Policy, you should not engage in any short-term or speculative transactions involving our securities, such as short sales, sales against the box, buying or selling puts or calls, trading in options, or trading in securities on a short-term basis.

Contact the General Counsel with any questions regarding these prohibitions.

Policy and Insider Trading Prohibition Applicable to 401(k) and Dividend Reinvestment Plans
This Policy also prohibits making changes to investment elections of our stock in an A. O. Smith Profit Sharing Retirement Plan (401(k) Plan) or making changes to plan participation decisions in A. O. Smith’s Dividend Reinvestment Plan (DRP) while you are aware of material nonpublic information.

If you wish to change your investment election in our stock in the 401(k) Plan or your participation and plan decisions in the DRP and you are subject to a preclearance requirement for transaction in our stock described above, you must make the changes during an open trade window and you must be precleared by the General Counsel and Chief Financial Officer as described above.

Prohibition on Gifts While Aware of Material Nonpublic Information
This Policy also prohibits you from making a gift of our stock while you are aware of material nonpublic information relating to us.

Prohibition on Insider Trading of other Companies
This Policy also applies to material nonpublic information about any other company (including our customers or our suppliers), which you may gain as an employee, and transactions in the securities of such other companies. If, in the course of working for us, you become aware of material nonpublic information about a company with which we do business, such as our customers and suppliers, or that is involved in a potential transaction or business relationship with us, you may not engage in transactions in that company’s securities until the information becomes public or is no longer material.

Board of Directors Approval and Insider Trading Compliance Policy Coordinator
The Board of Directors has approved our Insider Trading Compliance Program and directed that its provisions be implemented and maintained as part of our commitment to compliance with applicable federal and state insider trading laws and regulations.

To ensure compliance with this Policy, we have designated James F. Stern, Executive Vice President, General Counsel & Secretary, as the Program Coordinator. The Program Coordinator is responsible for developing and implementing appropriate methods for monitoring compliance with this Policy. If you have any questions about your responsibilities and obligations under this Policy or become aware of any violations, even accidental violations of this Policy, you should contact the Program Coordinator at (414) 359-4031.

Violations
Violation of this policy could result in both civil and criminal penalties, including fines and jail sentences for you, for A. O. Smith and for the person who trades based upon a tip. You can incur penalties for such violations by tipping information to others, even if you do not personally profit from the other person’s actions.

Violators of this policy will be appropriately disciplined, up to and including termination of employment.

Policy Owner/Contact
A. O. Smith’s General Counsel is responsible for implementation of this policy.

Date of Next Review
A. O. Smith’s General Counsel will direct periodic risk assessments and reviews of our operations and the effectiveness of this Policy. This Policy is subject to audit by the Legal Department, the Finance Department, and the Board of Directors. This Policy is also subject to amendment, as determined by A. O. Smith’s General Counsel.

Related Policies

NOTE: THIS POLICY MAY ONLY BE REVISED IF APPROVED BY THE CORPORATE GENERAL COUNSEL OF A. O. SMITH CORPORATION.